UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2022

Commission File Number:  000-14740

Premium Nickel Resources Ltd.

(Translation of registrant’s name into English)

130 Spadina Avenue, Suite 401

Toronto, Ontario, M5V 2L4

Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒ Form 20-F	☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Premium Nickel Resources Ltd.
(Registrant)

Date: December 21, 2022	By:	/s/ Keith Morrison
Name: Keith Morrison
Title: Chief Executive Officer

Form 6-K Exhibit Index

Exhibit Number	Document Description

99.1	Notice of Change of Auditor (National Instrument 51-102)